Exhibit 1

FOR IMMEDIATE RELEASE

Cimatron Announces Improved Results
in Q1/10, as Compared to Q1/09

•	Reports operating and net profits on a non-GAAP basis in Q1/10, with $0.66 million positive cash flow from operations

Givat Shmuel, Israel, – May 24th, 2010– Cimatron Limited (NASDAQ: CIMT) ("Cimatron" or the "Company"), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the first quarter of 2010.

The following provides details on Cimatron’s GAAP and non-GAAP results for the first quarter 2010:

GAAP:

Revenues for the first quarter of 2010 were $7.9 million, compared to $7.8 million recorded in the first quarter of 2009.

Gross Profit for the first quarter of 2010 was $6.7 million as compared to $6.3 million for the same period in 2009. Gross margin in the first quarter of 2010 was 84% of revenues, compared to a gross margin of 81% in the first quarter of 2009.

Operating loss in the first quarter of 2010 was $(103) thousand, compared to an operating loss of $(512) thousand in the first quarter of 2009.

Net loss for the first quarter of 2010 was $(100) thousands, or $(0.01) per diluted share, compared to a net loss of $(563) thousand, or $(0.06) per diluted share recorded for the same quarter of 2009.

Non-GAAP:

Revenues on a non-GAAP basis for the first quarter of 2010 were $7.9 million, compared to $7.8 million recorded for the first quarter of 2009.

Gross Profit on a non-GAAP basis for the first quarter of 2010 was $6.8 million as compared to $6.5 million for the same period in 2009. Gross margin in the first quarter of 2010 was 86% of revenues, compared to 83% in the first quarter of 2009.

Operating Profit on a non-GAAP basis in the first quarter of 2010 was $143 thousands, compared to an operating loss of $(265) thousand in the first quarter of 2009.

Net Profit on a non-GAAP basis for the first quarter of 2010 was $55 thousand, or $0.01 per diluted share, compared to net loss of $(407) thousand, or $(0.04) per diluted share recorded in the same quarter of 2009.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said “The first quarter results are in line with our expectations. We see stability or a very mild recovery in most of our markets, with higher license revenues in Q1/10 compared to Q1/09, and healthy recurring maintenance revenues. We are pleased to show a non-GAAP operating and net profit, and significant improvement in our bottom line compared to the first quarter of 2009, mainly due to budget control measures that we took in early 2009. Of course, challenges and uncertainties remain in effect, especially in light of the current Euro-zone crisis. We will continue to exercise tight budget control, while investing in product development and marketing throughout the year”, concluded Mr. Haran.

Conference Call

Cimatron's management will host a conference call tomorrow, May 25th, 2010 at 9:00 EDT, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: 1-888-407-2553
International: +972-3-9180650
Israel: 03-9180650

For those unable to listen to the live call, a replay of the call will be available from the day after the call at the investor relations section of Cimatron's website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Income included herein. Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP results. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers, as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at:  http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the Company’s plans, objectives and expected financial and operating results. The words "may," "could," "would," “will,” "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer
Cimatron Ltd.
Tel: 972-3-531-2121
E-mail: ilane@cimatron.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2010	2009

Total revenue	7,917	7,843

Total cost of revenue	1,251	1,508
Gross profit	6,666	6,335

Research and development expenses, net	1,485	1,415

Selling, general and administrative expenses	5,284	5,432
Operating loss	(103)	(512)

Financial expenses, net	(52)	(141)

Taxes on Income	57	81

Other	1	3
Net loss	(97)	(569)

Less: Net loss (gain) attributable to the noncontrolling interest	(3)	6

Net loss attributable to Cimatron's shareholders	$(100)	$(563)
Net loss per share - basic and diluted	$(0.01)	$(0.06)

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,078	9,224

Diluted EPS (in thousands)	9,078	9,224

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2010			2009
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue	7,917	-	7,917	7,843	-	7,843

Total cost of revenue (1)	1,251	(147)	1,104	1,508	(147)	1,361
Gross profit	6,666	147	6,813	6,335	147	6,482

Research and development expenses, net	1,485	-	1,485	1,415	-	1,415

Selling, general and administrative expenses (1)	5,284	(99)	5,185	5,432	(100)	5,332
Operating income (loss)	(103)	246	143	(512)	247	(265)

Financial expenses, net	(52)	-	(52)	(141)	-	(141)

Taxes on Income (2)	57	(91)	(34)	81	(91)	(10)

Other	1	-	1	3	-	3
Net income (loss)	(97)	155	58	(569)	156	(413)

Less: Net loss (gain) attributable to the noncontrolling interest	(3)	-	(3)	6	-	6

Net income (loss) attributable to Cimatron's shareholders	$(100)	$155	$55	$(563)	$156	$(407)
Net income (loss) per share - basic and diluted	$(0.01)		$0.01	$(0.06)		$(0.04)

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,078		9,078	9,224		9,224

Diluted EPS (in thousands)	9,078		9,078	9,224		9,224

(1) Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.

(2) Non-GAAP adjustment to exclude the effect of deferred taxes.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	March 31,	December 31,
	2010	2009
ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$7,458	$6,684
Trade receivables	6,335	5,422
Other current assets	3,553	3,308
Total current assets	17,346	15,414

Deposits with insurance companies and severance pay fund	2,999	2,935

Net property and equipment	908	1,046

Total other assets	13,264	13,285

Total assets	$34,517	$32,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$977	$456
Trade payables	1,323	1,064
Accrued expenses and other liabilities	7,106	6,991
Deferred revenues	3,835	2,397
Total current liabilities	13,241	10,908

LONG-TERM LIABILITIES:
Accrued severance pay	4,135	4,104
Long-term loan	190	204
Deferred tax liability	1,275	1,365
Total long-term liabilities	5,600	5,673

Total shareholders’ equity	15,676	16,099
Total liabilities and shareholders’ equity	$34,517	$32,680

CIMATRON LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(US Dollars in thousands)

	Noncontrolling Interest	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity
Balance at December 31, 2009	$(48)	$304	$18,204	$75	$(1,894)	$(542)		$16,099
Changes during the three months ended March 31, 2010:
Net gain (loss)	3				(100)		(97)	(97)
Exercise of share options		-	11					11
Unrealized loss on derivative instruments				(58)			(58)	(58)
Other				237			237	237
Stock option compensation			15					15
Investment in treasury stock						(84)		(84)
Foreign currency translation adjustment				(447)			(447)	(447)
Total comprehensive loss							(365)
Balance at March 31, 2010	$(45)	$304	$18,230	$(193)	$(1,994)	$(626)		$15,676

CIMATRON LIMITED
STATEMENTS OF CASH FLOWS
(US Dollars in thousands)

	Three months ended March 31,
	2010	2009
Cash flows from operating activities:
Net loss	$(97)	$(569)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	387	391
Increase (decrease) in accrued severance pay	60	(311)
Stock option compensation	15	18
Deferred taxes, net	(56)	(82)

Changes in assets and liabilities:
Increase in accounts receivable and prepaid expenses	(1,675)	(1,175)
Decrease (increase) in inventory	11	(13)
Increase in deposits with insurance companies and severance pay fund	(64)	237
Increase in trade payables, accrued expenses and other liabilities	2,078	1,305
Net cash provided by (used in) operating activities	659	(199)

Cash flows from investing activities:
Purchase of property and equipment	(24)	(68)
Net cash used in investing activities	(24)	(68)

Cash flows from financing activities:
Short-term bank credit	541	1,215
Long-term bank credit	(8)	45
Proceeds from issuance of shares upon exercise of options	11	-
Investment in treasury stock	(84)	(35)
Net cash provided in financing activities	460	1,225

Net increase in cash and cash equivalents	1,095	958
Effect of exchange rate changes on cash	(321)	53
Cash and cash equivalents at beginning of period	6,684	5,727
Cash and cash equivalents at end of period	$7,458	$6,738

Appendix A - Non-cash transactions
Purchase of property on credit	$-	$23